Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 35 DATED SEPTEMBER 28, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 29 dated August 1, 2007, supplement no. 30 dated August 3, 2007, supplement no. 31 dated August 15, 2007, supplement no. 32 dated August 16, 2007, supplement no. 33 dated September 5, 2007 and supplement no. 34 dated September 13, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the execution of an agreement to acquire a four-story office building containing approximately 98,883 rentable square feet in Newport News, Virginia;

•	the execution of an agreement for the secured financing of three distribution and office/warehouse properties containing approximately 706,773 square feet located in Minnesota, Texas and Georgia; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of September 27, 2007, we had accepted aggregate gross offering proceeds of approximately $662.1 million.

Agreement to Purchase the Patrick Henry Corporate Center

We have entered into an agreement to acquire a four-story office building containing approximately 98,883 rentable square feet (the “Patrick Henry Corporate Center”). On September 13, 2007, our advisor entered into a purchase and sale agreement with Patrick Henry Corporate Center, LLC. On September 19, 2007, our advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the Patrick Henry Corporate Center is $18.6 million plus closing costs. We intend to fund the purchase of the Patrick Henry Corporate Center with proceeds from a loan from an unaffiliated lender and with proceeds from this offering.

The Patrick Henry Corporate Center is located on an approximate 5.1-acre parcel of land at 12350 Jefferson Avenue in Newport News, Virginia. The Patrick Henry Corporate Center was developed in 1989 and is 100% leased by 11 tenants, including Northrop Grumman (47%) and Patten, Wornom, Hatten & Diamonstein (26%). Northrop Grumman, a global defense and technology company, provides its customers worldwide with innovative systems, products, and solutions in information and services, electronics, aerospace and shipbuilding. Patten, Wornom, Hatten & Diamonstein offers a wide range of legal expertise in providing quality legal services to individuals, businesses, financial institutions, and government entities.

The current aggregate annual base rent for the tenants of the Patrick Henry Corporate Center is approximately $1.9 million. As of September 2007, the current weighted-average remaining lease term for the current tenants of the Patrick Henry Corporate Center is approximately 2.7 years. Northrop Grumman currently leases two suites, one for 41,745 square feet which expires in December 2009, and another for 4,462 square feet which expires in January 2012. The average annual rental rates for the Northrop Grumman leases over the remaining lease terms is $21.03 and $20.09 per square foot, respectively. Northrop Grumman has the right, at its option, to extend their 4,462 square foot lease for one additional three-year period. The Patten, Wornom, Hatten & Diamonstein lease expires in February 2011, and the average annual rental rate for the Patten, Wornom, Hatten & Diamonstein lease over the remaining lease term is $17.28 per square foot. Patten, Wornom, Hatten & Diamonstein has the one-time right, at its option, to reduce their square footage by an amount between 2,500 and 5,000 square feet with four-months notice and upon payment of a space reduction fee.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $500,000 of earnest money.

Opus National Industrial Portfolio Financing

On September 20, 2007, we completed, through two wholly owned subsidiaries, the secured financing of three distribution and office/warehouse properties containing approximately 706,773 rentable square feet located in Minnesota, Texas and Georgia (the “Cardinal Health Building,” the “Corporate Express Building” and the “Hartman Business Center One,” respectively). We acquired the Cardinal Health Building, the Corporate Express Building and the Hartman Business Center One on July 25, 2007 as part of our acquisition of nine distribution and office/warehouse properties located in six states (the “Opus National Industrial Portfolio”).

We obtained six-year financing in the amount of approximately $20.9 million at a fixed interest rate of 5.56% per annum from a financial institution. The loan matures on October 1, 2013. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to prepay the entire loan one year after October 1, 2007 by providing 30 days written notice of election to prepay the note, and upon payment of a prepayment premium equal to the greater of (a) 1.00% of the outstanding principal amount of the note or (b) the present value of the note (calculated as of the prepayment date at a discount rate equal to the yield of U.S. Treasuries with maturity equal to the remaining term of the note plus 0.50%) less the amount of principal being prepaid. The loan is currently secured by the Cardinal Health Building, the Corporate Express Building and the Hartman Business Center One.

In connection with the secured financing, we entered into a collateral substitution agreement which provides that upon payment of a collateral substitution fee of $10,000, we may substitute replacement property of equal or greater value as security for the loan, including without limitation, two four-story office buildings containing approximately 180,772 rentable square feet located in Portland, Oregon (the “ADP Plaza”). We entered into an agreement to acquire the ADP Plaza on August 7, 2007. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. There can be no assurance that we will complete the acquisition of the ADP Plaza.

Indebtedness

As of September 27, 2007, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was approximately $875.1 million. For more information regarding our indebtedness see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in supplement no. 28 to the prospectus.

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